AB 3/29/06

06006946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC MAIL RECEIVED MAR 01 2006 WASH. D.C. 209 SECTION PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 Crescent Green Suite 106
(No. and Street)

Cary (City) NC (State) 27511 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan Pate + Co.
(Name – *if individual, state last, first, middle name*)

615 Oberlin Rd. (Address) Raleigh (City) NC (State) 27605 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shannon M. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Securities, Inc., as of February 27, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SHANNON M. TURNER NOTARY PUBLIC WAKE COUNTY, NC COMM. EXP. 10/20/10

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carolina Securities, Inc.

Report on Audit of Financial Statements
for the year ended December 31, 2005

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 200
615 OBERLIN ROAD
RALEIGH, N.C. 27605

CONTENTS

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

Independent Auditors' Report

Board of Directors
Carolina Securities, Inc.

We have audited the accompanying statement of financial condition of Carolina Securities, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMillan, Pate & Company, LLP

February 23, 2006

CAROLINA SECURITIES, INC.
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	21,186
Prepaid expenses		740
Deposit		995
	$	22,921
Liabilities and Stockholders' Equity		
Accounts payable	$	11,656
Accrued expenses		1,137
Total liabilities		12,793
Stockholders' equity:		
Common stock, par value $.01 per share; authorized 100,000 shares, issued and outstanding 200 shares		2
Additional paid-in capital		8,117
Retained earnings		2,009
Total stockholders' equity		10,128
	$	22,921

The accompanying notes are an integral part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Operations
for the year ended December 31, 2005

Revenues:		
Investment advisory fees	$	9,500
Interest and dividends		33
Total revenues		9,533
Expenses:		
Management fee		2,965
Occupancy		3,685
General and administrative		4,643
Total expenses		11,293
Loss before income taxes		(1,760)
Provision for income taxes		-
Net loss	$	(1,760)

The accompanying notes are an integral part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Changes in Stockholders' Equity
for the year ended December 31, 2005

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances at December 31, 2004	200	$ 2	$ 8,117	$ 3,769	$ 11,888
Net loss	-	-	-	(1,760)	(1,760)
Balances at December 31, 2005	200	$ 2	$ 8,117	$ 2,009	$ 10,128

The accompanying notes are an integral
part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Cash Flows
for the year ended December 31, 2005

Cash flows from operating activities		
Net loss	$	(1,760)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses		(740)
Deposit		(995)
Increase (decrease) in operating liabilities:		
Accounts payable		(11,349)
Accrued expenses		1,137
Net cash used in operating activities		(13,707)
Net decrease in cash		(13,707)
Cash at beginning of year		34,893
Cash at end of year	$	21,186

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Carolina Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a North Carolina corporation formed on January 22, 1996. NASD requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in provisions of SEC Rule 15c3-3(k)(2)(i). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" are not applicable.

The Company primarily serves in an advisory capacity for corporate finance activities and provides investment and management advisory services to corporations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments and money market funds purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2005 there were no cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due utilizing currently enacted tax laws and rates.

Revenue Recognition

Investment advisory fees are recognized as earned pursuant to the terms of the contracts.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. At December 31, 2005, the Company had on deposit $0 with a bank in excess of federally insured amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

At December 31, 2005, the Company had approximately $3,000 in federal net operating loss carry-forwards available to reduce future federal taxable income. This carry-forward begins to expire in year 2024, unless otherwise used. Additionally, the Company had approximately the same amount in state net economic loss carry-forwards available to reduce future state taxable income. This carry-forward begins to expire in year 2019.

4. SUBORDINATE LIABILITIES

The Company had no existing subordinated liabilities during 2005. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

5. TRANSACTIONS WITH RELATED PARTIES

At December 31, 2005, the Company owes Calvert Holdings, Inc. (a stockholder) a management fee totaling $2,965 for employee services and office related expenses. As of December 31, 2005, the Company owed Calvert Holdings, Inc. $11,656.

6. LEASE AGREEMENT

The Company leases office space under a noncancellable lease expiring in September 2006. Total rent expense for 2005 was $3,685 and is included in the occupancy line item on the Statement of Operations.

CAROLINA SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

Net Capital:		
Total stockholder's equity	$	10,128
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		10,128
Add:		
Subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		10,128
Deductions and/or charges:		
Nonallowable assets		(1,735)
Net capital before haircuts on securities positions		
Haircuts on securities		-
Net capital	$	8,393
Total aggregate indebtedness	$	12,793
Computation of basic net capital requirement:		
Minimum dollar net capital requirement (6 2/3% of aggregate indebtedness)	$	853
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	3,393
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	7,114
Ratio of aggregate indebtedness to net capital		152%

- Continued -

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2005)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	11,265
Audit adjustments:		
Record accrued expenses		(1,137)
Record prepaid expenses		(740)
Nonallowable assets erroneously reported as allowable:		
Deposit		(995)
Net capital per above	$	8,393

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Carolina Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Carolina Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences require by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McMillan, Pate & Company, LLP

February 23, 2006